Exhibit 99.1

Announcement Monday, 8 December 2025	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

SUSTAINABILITY FOCUS SESSION 2025

An overview of UNESCO’s World Heritage Listing of Murujuga and its significance for Woodside, including a question-and-answer session, was provided to investors today by Woodside’s Executive Vice President Sustainability, Policy and External Affairs Tony Cudmore and Global Head of Indigenous Affairs and Human Rights Sharon Reynolds.

A copy of the presentation is attached.

INVESTORS Vanessa Martin M: +61 477 397 961 E: investor@woodside.com	MEDIA Christine Abbott M: +61 484 112 469 E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

UNESCO’s World Heritage Listing of Murujuga Sustainability Focus Session 8 December 2025

Disclaimer Information This presentation has been prepared by Woodside Energy Group Ltd (“Woodside”). All information included in this presentation, including any forward-looking statements, reflects Woodside’s views held as at the date of this presentation and, except as required by applicable law, neither Woodside, its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives (“Beneficiaries”) intends to, undertakes to, or assumes any obligation to, provide any additional information or update or revise any information or forward-looking statements in this presentation after the date of this presentation, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise. No offer or advice This presentation is not intended to and does not constitute, form part of, or contain an offer or invitation to sell to Woodside shareholders (or any other person), or a solicitation of an offer from Woodside shareholders (or any other person), or a solicitation of any vote or approval from Woodside shareholders (or any other person) in any jurisdiction. This presentation has been prepared without reference to the investment objectives, financial and taxation situation or particular needs of any Woodside shareholder or any other person. The information contained in this presentation does not constitute, and should not be taken as, financial product or investment advice. Woodside encourages you to seek independent legal, financial, taxation and other professional advice before making any investment decision. This presentation shall not be distributed, transmitted, published, reproduced or otherwise made available to any other person, in whole or in part, directly or indirectly, for any purposes whatsoever. In particular, this presentation and the information contained herein may not be taken or transmitted, in, into or from and may not be copied, forwarded, distributed or transmitted in or into any jurisdiction in which such release, publication or distribution would be unlawful. The release, presentation, publication or distribution of this presentation, in whole or in part, in certain jurisdictions may be restricted by law or regulation, and persons into whose possession this presentation comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of the relevant jurisdiction. Woodside does not accept liability to any person in relation to the distribution or possession of this document in or from any such jurisdiction. Forward-looking statements This presentation contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘aspire’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements. Forward-looking statements in this presentation are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective Beneficiaries. If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this presentation. Climate strategy and emissions data All greenhouse gas emissions data in this presentation are estimates, due to the inherent uncertainty and limitations in measuring or quantifying greenhouse gas emissions, and our methodologies for measuring or quantifying greenhouse gas emissions may evolve as best practices continue to develop and data quality and quantity continue to improve. For more information on Woodside’s climate strategy and performance, including further details regarding Woodside’s targets, aspirations and goals and the underlying methodology, judgements, assumptions and contingencies, refer to Woodside’s Climate Transition Action Plan and 2023 Progress Report (CTAP) and the 2024 Climate Update, each available on the Woodside website at https://www.woodside.com/sustainability/environment/climate and section 3.8.5 of Woodside’s 2024 Annual Report. A full glossary of terms used in connection with Woodside's climate strategy is contained in the CTAP. Other important information References to 'Woodside', 'we', 'us' and 'our' refer to Woodside Energy Group Ltd and / or its controlled entities, as a whole. This presentation does not include any express or implied prices at which Woodside will buy or sell financial products. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Cover artwork: Bobbi Lockyer, “Connection to Country”

Tony Cudmore Executive Vice President Sustainability, Policy and External Affairs

Delivering sustainability outcomes Delivering sustainability and innovation outcomes Woodside’s net equity Scope 1 and 2 emissions reduction targets are to reduce 15% by 2025 and 30% by 2030 below the starting base. Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets. Please refer to Woodside’s 2024 Climate Update for further information. Woodside’s Scope 3 investment target is to invest US$5 billion in new energy products and lower-carbon services by 2030. Woodside’s Scope 3 emissions abatement target is to take FID on new energy products and lower-carbon services by 2030, with a total abatement of capacity of 5 Mtpa CO2-e. The acquisition of the Beaumont New Ammonia Project has delivered material progress towards our Scope 3 investment and abatement targets. Delivering sustainability outcomes Climate On track to achieve our net equity Scope 1 and 2 greenhouse gas emissions reduction targets1 Continuing to progress on our Scope 3 targets2 Indigenous cultural heritage and engagement Ongoing engagement with Traditional Owner representatives Environment and biodiversity Robust and systematic approach to environmental management to avoid and minimise our environmental impacts North Rankin B Platform Pluto LNG FPSO Léopold Sédar Senghor Health, safety and wellbeing Continue to strengthen systems and practices, embedding safety habits and learning culture

Sharon Reynolds Global Head of Indigenous Affairs and Human Rights

Cultural Heritage Management at Woodside Established track record with 40 years of operations, partnering with Indigenous communities in culturally significant areas Meaningful and respectful engagements through authorised representatives, to avoid or minimise potential impacts Each Scarborough Energy Project approval included consultations with 18 Indigenous groups since 2021 Collaboration with Traditional Custodians to conduct independent inspections of rock art and other cultural sites in Murujuga Support for cultural heritage initiatives and research

Introduction to Murujuga Located in the Pilbara region of Western Australia, over 1,200 km north of Perth, Murujuga is the traditional land of the Yaburara People Murujuga holds one of the world’s largest concentrations of rock art with more than a million recorded petroglyphs Murujuga National Park established in 2013 co-managed by Murujuga Aboriginal Corporation and Western Australian Government

World Heritage Listing of Murujuga In July 2025, UNESCO voted to inscribe the Murujuga Cultural Landscape on the World Heritage List Three outstanding universal values were recognised: Artistic achievement Living cultural traditions Human interaction with the environment The first Indigenous-led nomination accepted and inscribed on UNESCO’s World Heritage List UNESCO Murujuga World Heritage Listing1 For illustrative purposes only, circle not to scale. Dampier Karratha

Woodside on Murujuga 40 years operating on Murujuga at North West Shelf and Pluto, with considerable heritage management maturation over time Established coexistence between operations and the Murujuga Cultural Landscape Enduring partnership with the Murujuga Aboriginal Corporation >90% of the cultural heritage sites at Pluto remain intact and are actively managed to ensure ongoing protection Pluto LNG facility, Murujuga

Beaumont New Ammonia, 26 September 2025 Greater certainty for ongoing operations World Heritage properties in Australia are protected under the Environment Protection and Biodiversity Conservation Act 1999 The World Heritage Listing provides greater certainty about the cultural heritage values at Murujuga, and formalises requirements for: Continued emissions monitoring beyond the current Murujuga Rock Art Monitoring Program Development or updating of environmental and cultural heritage management plans New reporting by the Australian Government to the World Heritage Committee

Key takeaways 1 Cultural heritage management: close consultation with Traditional Owners and Custodians is fundamental to conducting our business sustainably 2 Strong relationships: through meaningful and respectful collaboration we have established a strong record of cultural heritage management on Murujuga 3 Greater certainty: the World Heritage Listing reinforces our approach to working closely with Traditional Owners and Custodians and provides greater certainty to our understanding and management of cultural heritage values

Question and Answer Further information on our approach to Cultural Heritage can be found at woodside.com/sustainability including: Woodside’s Reconciliation Action Plan 2021 – 2025 First Nations Communities Policy Reconciliation Action Plan Report 2024 Executive Vice President Sustainability, Policy and External Affairs Tony Cudmore Global Head of Indigenous Affairs and Human Rights Sharon Reynolds

Sustainability Focus Session